

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 23, 2018

Gregory S. Motto
Executive Vice President and Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

> **Re: International Speedway Corporation.**
> **Form 10-K for the Fiscal Year Ended November 30, 2017**
> **Filed January 26, 2018**
> **File No. 000-02384**

Dear Mr. Motto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2017

Selected Financial Data, page 14

GAAP to Non-GAAP Reconciliation, page 17

1.   To provide for ease of understanding the non-GAAP discussion, please consider expanding the first paragraph of this section to name the non-GAAP measures you are presenting (i.e., adjusted income before taxes and related income tax effect, adjusted net income, adjusted diluted earnings per share, and EBITDA), and to explain that these measures have been reconciled to the directly comparable GAAP measures as presented in the tables that follow. Also, please define what you consider to be your "core" financial measures or indicate if such measures represent your income before taxes, net income and diluted earnings per share.

2.   Refer to your definition of EBITDA in the paragraph on the bottom of page 19. As your definition of EBITDA reflects several adjustments not typically included in the calculation of EBITDA, please retitle this measure to be Adjusted EBITDA or a similarly titled measure. Reference is made to Question 103.01 of the Staff's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures issued May 17, 2016. Please revise the title wherever the EBITDA measure is presented. Your disclosures in your earnings release filed on Form 8-K should be similarly revised.

3.   Further, in the same paragraph, in the third sentence beginning with 'We have not reconciled the non-GAAP forward-looking measure,' please further clarify that this sentence is in relation to non-GAAP forward looking measures of EBITDA and other measures for ONE DAYTONA and the ISM Raceway Redevelopment projects, presented elsewhere in the filing. Consider including page number or section references so that it is clear which measures are forward looking and have not been reconciled to the most comparable GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure